Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

May 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RHP Hotel Properties, LP
RHP Finance Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

Ryman Hospitality Properties, Inc. (“Parent”), its subsidiaries RHP Hotel Properties, LP (the “Operating Partnership”) and RHP Finance Corporation (together with the Operating Partnership, the “Issuers”), and certain other of its other 100% owned subsidiaries (such other subsidiaries and Parent,  the “Guarantors,” and together with the Issuers, the “Co-Registrants”) have filed a Registration Statement on Form S-4, as may be amended from time to time (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and exchange (the “Exchange Offer”) of an aggregate principal amount of up to $700,000,000 of the Issuers’ 4.750% Senior Notes due 2027 (the “Exchange Notes”) for an equal principal amount of the Issuers’ outstanding 4.750% Senior Notes due 2027 (the “Old Notes”).  The Registration Statement also registers the guarantees of the Exchange Notes to be issued by the Guarantors on a senior unsecured basis.

The Co-Registrants are registering the Exchange Offer and such guarantees in reliance on the position of the staff of the United States Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) and Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (collectively, the “SEC No-Action Letters”).

This will confirm that the Co-Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer pursuant to the Registration Statement and, to the best of the Co-Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if such person has any such arrangement or understanding with respect to the distribution of the Exchange Notes to be received in the Exchange Offer, such person (i) may not rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretive letters to a similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Co-Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Co-Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; and (ii) include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making activities or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes received in exchange for such Old Notes pursuant to the Exchange Offer.  The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, any such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Should any member of the Staff have a question regarding the foregoing, please do not hesitate to call Scott J. Lynn at (615) 316-6000 or F. Mitchell Walker, Jr. of Bass, Berry & Sims PLC at (615) 742-6200.

Very truly yours,

RYMAN HOSPITALITY PROPERTIES, INC.

By:	/s/ Scott J. Lynn
Name:Scott J. Lynn
Title: Executive Vice President, General Counsel & Secretary

RHP HOTEL PROPERTIES, LP

By:	RHP Partner, LLC, its sole general partner

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP FINANCE CORPORATION

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP PROPERTY GP, LP
RHP PROPERTY GT, LP

By:	Opryland Hospitality, LLC, their sole general partner

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP PROPERTY GT, LLC
RHP PROPERTY NH, LLC
OPRYLAND HOSPITALITY, LLC
RHP HOTELS, LLC
RHP PARTNER, LLC

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary